Hard Creek Nickel Corp.

Consolidated Financial Statements

Year Ended December 31, 2011

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corp.

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corp., which comprise the consolidated statements of financial position as at December 31, 2011, and 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corp. as at December 31, 2011, and 2010 and January 1, 2010, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corp.’s ability to continue as a going concern.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
March 28, 2012

Hard Creek Nickel Corporation
Consolidated statements of financial position
(Expressed in Canadian dollars)
		December 31,	December 31,	January 1,
	Notes		2010	2010
			(Note 13)	(Note 13)

ASSETS
Current assets
Cash and cash equivalents	3	$236,530	$3,137,745	$813,736
Recoverable taxes	4	47,134	55,421	21,282
Other receivable		-	-	1,518
Prepaid expenses		27,625	110,287	38,844
		311,289	3,303,453	875,380
Non-current assets
Reclamation deposits		337,900	187,900	187,900
Recoverable taxes	4	237,220	108,162	1,301,506
Property, plant and equipment	5	44,683	39,959	54,414
Mineral Property Interests	6	179,500	179,500	179,500
Exploration and evaluation assets	6	32,144,174	30,223,476	28,321,528
		32,943,477	30,738,997	30,044,848
TOTAL ASSETS		$33,254,766	$34,042,450	$30,920,228

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$254,282	$369,013	$285,527

Non-current liabilities
Deferred income taxes	9	382,346	359,894	552,442

TOTAL LIABILIITES		636,628	728,907	837,969

SHAREHOLDERS’ EQUITY
Share capital	8	47,749,579	47,422,414	43,585,575
Option reserve	8	5,791,977	5,183,894	4,569,349
Deficit		(20,923,418)	(19,292,765)	(18,072,665)
TOTAL SHAREHOLDERS’ EQUITY		32,618,138	33,313,543	30,082,259
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$33,254,766	$34,042,450	$30,920,228

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)
		Years ended
		December 31,	December 31,
	Note	2011	2010
			(Note 13)

Expenses
Amortization	5	$12,521	$13,725
Consulting		16,500	750
Director fees	10	24,000	24,000
Investor relations		265,147	230,011
Legal and audit		61,404	86,598
Management fees	10	264,000	270,000
Office and general		331,953	317,488
Salaries and benefits		9,410	17,250
Stock-based compensation	8,10	531,004	365,144
Travel and promotion		132,716	139,080
		1,648,655	1,464,046
Other items
Write-down of equipment	5	-	4,731
Interest income		(18,024)	(51,175)
		(18,024)	(46,444)

Loss before income taxes		1,630,631	1,417,602
Deferred income tax expense (recovery)	9	22	(197,502)

Loss and comprehensive loss for the year		$1,630,653	$1,220,100

Loss per share – basic and diluted	8	$(0.02)	$(0.02)

See accompanying notes to the consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in shareholders’ equity
(Expressed in Canadian dollars)

		Share capital

				Option
	Note	Number of shares	Amount	reserve	Deficit	Total
Balance at January 1, 2010	13	60,370,592	$43,585,575	$4,569,349	$(18,072,665)	$30,082,259
Comprehensive loss:
Loss for the period		-	-	-	(1,220,100)	(1,220,100)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		14,000,000	3,500,000	-	-	3,500,000
Share issue costs, net of tax effect of $52,319		-	(320,041)	-	-	(320,041)
Shares issued for cash – option exercise		65,000	20,250	-	-	20,250
Shares issued for cash – warrant exercise		2,109,460	632,838	-	-	632,838
Fair value of share options allocated to shares issued on exercise		-	3,792	(3,792)	-	-
Fair value of broker warrants		-	-	171,133	-	171,133
Stock based compensation		-	-	447,204	-	447,204
Total transactions with owners and other transfers		16,174,460	3,836,839	614,545	-	4,451,384
Balance at December 31, 2010		76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543

Balance at January 1, 2011	13	76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543
Comprehensive loss:
Loss for the period		-	-	-	(1,630,653)	(1,630,653)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – warrant exercise		785,108	310,333	-	-	310,333
Fair value of broker warrants allocated to shares issued on exercise		-	16,832	(16,832)	-	-
Stock-based compensation		-	-	624,915	-	624,915
Total transactions with owners and other transfers		785,108	327,165	608,083	-	935,248
Balance at December 31, 2011		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138

See accompanying notes to the consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
(Expressed in Canadian dollars)
	Years ended
		December 31,
	December 31,	2010
	2011	(Note 13)

Operating activities
Comprehensive loss for the year	$(1,630,653)	$(1,220,100)
Adjustments for non-cash items:
Amortization	12,521	18,456
Stock-based compensation	531,004	365,144
Deferred income taxes	22	(197,502)
Deduct interest income relating to investing activities	(18,024)	(51,175)
Changes in non-cash working capital items:
Recoverable taxes	8,287	(34,139)
Miscellaneous receivable	-	1,518
Prepaid expenses	82,662	(71,443)
Trade payables and accrued liabilities	(146,290)	(43,430)
Net cash flows used in operating activities	(1,160,471)	(1,232,671)

Investing activities
Expenditures on deferred exploration costs	(1,772,798)	(1,635,699)
Mining tax credits	(129,058)	1,193,344
Reclamation deposits	(150,000)	-
Expenditures on property, plant and equipment	(17,245)	(4,001)
Interest income	18,024	51,175
Net cash flows used in investing activities	(2,051,077)	(395,181)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	310,333	3,951,861
Net cash flows from financing activities	310,333	3,951,861
Increase (decrease) in cash and cash equivalents	(2,901,215)	2,324,009
Cash and cash equivalents, beginning	3,137,745	813,736

Cash and cash equivalents, ending	$236,530	$3,137,745

See accompanying notes to the consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2011 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and or private placement of common shares.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on March 28, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first set of annual financial statements prepared in accordance with IFRS. The disclosures concerning the transition from pre-changeover Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 13.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and and its wholly owned subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter- company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Share-based payments

The Company operates an employee and a non-employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified as fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Impairment of assets

The carrying amount of the Company’s long-lived assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are included in the determination of net loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the Canadian taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Flow-through shares:

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At December 31, 2011 and December 31, 2010, the Company had no material restoration and environmental obligations.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Property, plant and equipment (cont’d)

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

Accounting standards issued but not yet effective:

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”

These new standards are replacements of IAS 27 “Consolidated and Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

3.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,
	2011	2010
Cash at bank	$236,530	$536,959
Guaranteed investment certificates	-	2,600,786
	$236,530	$3,137,745

4.	Recoverable taxes

	December 31,	December 31,
	2011	2010
Recoverable taxes	$47,134	$55,421
Mining tax credits	237,220	108,162
	$284,354	$163,583

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

5.	Property, plant and equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At December 31, 2010	$30,230	$19,359	$54,189	$103,778
Additions	-	9,450	7,795	17,245
Disposals	-	-	-	-
At December 31, 2011	30,230	28,809	61,984	121,023
Depreciation:
At December 31, 2010	21,066	11,696	31,057	63,819
Charge for the period	2,749	3,961	5,811	12,521
Eliminated on disposal	-	-	-	-
At December 31, 2011	23,815	15,657	36,868	76,340
Net book value:
At December 31, 2011	$6,415	$13,152	$25,116	$44,683

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2010	$30,230	$16,583	$52,964	$99,777
Additions	-	2,776	1,225	4,001
At December 31, 2010	30,230	19,359	54,189	103,778
Depreciation:
At January 1, 2010	17,139	6,695	21,529	45,363
Charge for the period	3,927	3,216	6,582	13,725
Eliminated on disposal	-	1,785	2,946	4,731
At December 31, 2010	21,066	11,696	31,057	63,819
Net book value:
At December 31, 2010	$9,164	$7,663	$23,132	$39,959

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

6.	Exploration and evaluation assets

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2011, the Company incurred costs totalling $2,025,652 (2010 - $1,952,837) on the Turnagain mineral claims.

The Company also has a 100% interest in other mineral properties in British Columbia including the Dease Lime, Wheaton Lime, Eagle Lime, Sawtooth, Sabu, and Lenore properties.

In July 2009, the Company acquired, by staking, the Dease Lime property located east of the town of Dease Lake. There was no work completed on this property during 2011 (2010 - $Nil). Subsequent to December 31, 2011, the claims were lapsed without renewal.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. There was no work completed on this property during 2011 (2010 - $Nil).

In October 2010, the Company acquired by staking, the Eagle Lime property. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during 2011 (2010 - $Nil).

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu properties located northeast of Smithers, British Columbia. During the year ended December 31, 2011, the Company spent $1,503 (2010 - $Nil). In May 2011, the Company acquired, by staking, the Lenore property located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July on this property, during the year ended December 31, 2011 the Company spent $171 (2010 - $Nil).

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

6.	Exploration and evaluation assets (cont'd)

The Company’s deferred exploration costs are as follows:

	Balance, December 31,		Balance, December 31,		Balance, December 31,
		Expenditures		Expenditures
	2009	2010	2010	2011	2011
Assays and testing	$2,009,806	$9,949	$2,019,755	$27,439	$2,047,194
Claims renewal /Staking	421,520	12,187	433,707	7,255	440,962
Drilling	12,427,107	61,860	12,488,967	-	12,488,967
Environmental studies	1,141,257	40,536	1,181,793	74,658	1,256,451
Exploration data management	886,809	11,725	898,534	14,000	912,534
First Nations	94,944	71,500	166,444	-	166,444
Geochemistry	100,980	-	100,980	9,225	110,205
Geological services	6,536,850	859,396	7,396,246	1,003,073	8,399,319
Geophysical services	702,083	-	702,083	38,303	740,386
Metallurgy	2,448,707	683,910	3,132,617	540,829	3,673,446
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,243,252	79,150	1,322,402	186,724	1,509,126
Transportation	2,331,270	122,624	2,453,894	125,820	2,579,714
Property impairment	(119,347)	-	(119,347)	-	(119,347)
BC refundable mining tax credits	(1,629,110)	(108,162)	(1,737,272)	(129,058)	(1,866,330)
Federal non-refundable mining tax credits, net of valuation allowance	(424,572)	57,273	(367,299)	22,430	(344,869)
	$28,321,528	$1,901,948	$30,223,476	$1,920,698	$32,144,174

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2011	2010
Trade payables	$151,784	$333,790
Amounts due to related parties (Note 10)	4,500	-
Accrued liabilities	97,998	35,223
	$254,282	$369,013

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2011 there were 77,330,160 issued and fully paid common shares (December 31, 2010 – 76,545,052).

Share issuances

During the year ended December 31, 2010, the Company completed a private placement for 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000,000. As part of this private placement, the Company incurred other share issue costs of $5,196 for filing fees. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.40 per share for a period of one year. The Company did not separately value the warrants issued as part of this private placement. As consideration for their services under the private placement, the agents received a cash commission of $57,000 and 228,000 share purchase warrants valued at $59,406. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.40 for one year.

During the year ended December 31, 2010, the Company completed a private placement for 10,000,000 units at a price of $0.25 per unit for gross proceeds of $2,500,000. As part of this private placement, the Company incurred other share issue costs of $10,031 for filing fees. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.33 per share for a period of two years. The Company did not separately value the warrants issued as part of this private placement. As consideration for their services under the private placement, the agents received a cash commission of $129,000 and 516,000 share purchase warrants valued at $111,727. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.33 for two years.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $1,630,653 (December 31, 2010 - $1,220,100) and the weighted average number of common shares outstanding of 77,161,144 (December 31, 2010 – 64,947,151).

Diluted loss per share did not include the effect of 7,499,500 stock options and 5,463,000 share purchase warrants as the effect would be anti-dilutive.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

8.	Share capital (cont'd)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

The changes in options during the year ended December 31, 2011 and the year ended December 31, 2010 are as follows:

	December 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning of year	6,617,500	$0.53	5,982,500	$0.76
Options granted	2,172,000	0.47	2,010,000	0.44
Options exercised	-	-	(65,000)	0.31
Options expired	(935,000)	0.73	(460,000)	0.98
Options forfeited	(355,000)	1.00	(850,000)	1.71
Options outstanding, end of year	7,499,500	$0.47	6,617,500	$0.53

Options exercisable, end of year	7,449,500	$0.47	6,267,500	$0.53

Details of options outstanding as at December 31, 2011 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.30 - $0.50	2.77 years	6,757,000
$0.51 - $1.00	0.13 years	675,000
$1.01 - $3.00	0.01 years	67,500
$0.47	2.91 years	7,499,500

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

8.	Share capital (cont'd)

Stock options (cont’d)

The weighted average grant date fair value of options granted during the year ended December 31, 2011 was $0.31 (year ended December 31, 2010 - $0.22). During the year ended December 31, 2011, the Company capitalized $93,911 (year ended December 31, 2010 - $82,059) to exploration and evaluation assets. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Expected life of options	3 - 5 years	2 - 5 years
Annualized volatility	117% - 122%	101% - 126%
Risk-free interest rate	1.64% - 2.28%	1.89% - 2.82%
Dividend yield	0%	0%

Share purchase warrants

The changes in share purchase warrants during the year ended December 31, 2011 and the year ended December 31, 2010 are as follows:

	December 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	7,744,000	$0.35	2,719,802	$0.76
Issued	-	-	7,744,000	0.35
Exercised	(785,108)	0.40	(2,109,460)	0.30
Expired	(1,495,892)	0.40	(610,342)	0.30
Outstanding, end of year	5,463,000	$0.33	7,744,000	$0.35

Details of share purchase warrants outstanding as at December 31, 2011 are as follows:

Weighted average		Number of warrants
exercise price	Expiry Date	outstanding
$0.33	December 20, 2012	5,463,000
$0.33		5,463,000

In the event the common shares of the Company close for 20 consecutive trading days at an average price of $0.60 cents or above, the Company shall have the right to require the conversion of 5,463,000 warrants at the exercise price of $0.33. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

Option reserve

The option reserve records items recognized as stock-based compensation expense and the fair value recorded for broker warrants issued until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components are as follows for the years ended December 31, 2011 and 2010.

	Year ended	Year ended
	December 31, 2011	December 31, 2010

Loss before income taxes	$(1,630,631)	$(1,417,602)
Statutory income tax rate	26.5%	28.5%

Expected tax recovery at the statutory tax rate	(432,117)	(404,017)
Increase (decrease) resulting from:
Expired non-capital operating losses	177,920	191,348
Stock-based compensation	140,716	104,066
Changes in tax rates	9,054	9,417
Other adjustments	104,449	(98,316)
Income tax expense (recovery)	$22	$(197,502)

Income taxes recognized directly in equity:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Deferred tax relating to share issue costs	$-	$(52,319)

Income taxes recognized directly in assets:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Federal non-refundable investment tax credits	$22,430	$57,273

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits (cont'd)

Details of movements of deferred tax assets and liabilities are as follows:

				(Charged)
			(Charged)	credited to other
		(Charged) credited	credited to	comprehensive	(Charged) credited
	At January 1, 2011	to income (loss)	assets	income (loss)	to equity	At December 31, 2011

Exploration and evaluation assets	$(4,515,585)	$(439,864)	$(22,430)	$-	$-	$(4,977,879)
Non-capital and net-capital loss carry-forward	3,599,837	527,009	-	-	-	4,126,846
Share issuance costs	170,184	(66,694)	-	-	-	103,490
Federal non-refundable investment tax credits, net of future taxes	385,670	(20,474)	-	-	-	365,196

	$(359,894)	$(22)	$(22,430)	$-	$-	$(382,346)
Presented as:

Deferred tax assets	$-	$-	$-	$-	$-	$-
Deferred tax liabilities	$(359,894)	$(22)	$(22,430)	$-	$-	$(382,346)

				(Charged)
			(Charged)	credited to other
		(Charged) credited	credited to	comprehensive	(Charged) credited
	At January 1, 2010	to income (loss)	assets	income (loss)	to equity	At December 31, 2010

Exploration and evaluation assets	$(4,696,545)	$238,233	$(57,273)	$-	$-	$(4,515,585)
Non-capital and net-capital loss carry-forward	3,487,956	111 881	-	-	-	3,599,837
Share issuance costs	226,250	(108,385)	-	-	52,319	170,184
Federal non-refundable investment tax credits, net of future taxes	429,897	(44,227)	-	-	-	385,670

	$(552,442)	$197,502	$(57,273)	$-	$52,319	$(359,894)
Presented as:

Deferred tax assets	$-	$-	$-	$-	$-	$-
Deferred tax liabilities	$(552,442)	$197,502	$(57,273)	$-	$-	$(359,894)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits (cont'd)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2011	December 31, 2010	January 1, 2010
Federal investment tax credits	$175,931	$101,410	$-
	$175,931	$101,410	$-

The tax pools relating to these deductible temporary differences expire as follows:

Canadian Federal
investment tax credit
losses

2025	$25,187
2026	92,277
2027	58,467
2028	-
2029	-
2030	-
2031	-
No expiry	-

$175,931

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits (cont'd)

The Company has approximately $16,500,000 of non-capital tax losses available to reduce taxable income in future periods which expire between 2014 and 2031. The Company has approximately $11,260,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $721,000 of federal non-refundable tax credits which may be applied to reduce federal tax otherwise payable and which expire between 2015 and 2031.

The Company has applied for both provincial refundable tax and federal non-refundable mining tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At December 31, 2011, there were $237,220 (2010 - $108,162) of provincial refundable mining tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there was an increase of $52,000 to the Company’s federal non-refundable tax credits (net of future taxes thereon) realized during the year ended December 31, 2011.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of $983,516 of the costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. To date, the CRA has not provided the Company with a date to review the disputed amounts but has acknowledged receipt of the Notice of Objection. The disputed amounts are not recorded as a receivable as at December 31, 2011 and 2010.

10.	Related party balances and transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2011	2010
Companies controlled by directors of the Company	$4,500	$-

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

10.	Related party balances and transactions (cont'd)

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2011	2010
Deferred exploration costs to non-management director	$101,050	$40,500
Fees to non-management directors	24,000	24,000
Stock-based compensation to non-management directors	333,395	161,075
	$458,445	$225,575

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2011	2010
Deferred exploration costs	$175,000	$155,000
Management fees	264,000	270,000
Stock-based compensation	194,689	86,793
	$633,689	$511,793

11.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2011:

	Within one year	Between one	More than
		and five years	five years
Trade payable	$254,282	$-	$-

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

11.	Financial risk management (cont'd)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk in 2011 or 2010.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2011 and December 31, 2010, the Company did not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2011	2010
Cash and cash equivalents	$236,530	$3,137,745
Loans and receivables:
Recoverable taxes	47,134	55,421
Mining tax credits	237,220	108,162
Reclamation deposits	337,900	187,900
	$858,784	$3,489,228

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2011	2010
Non-derivative financial liabilities:
Trade payables	$254,282	$369,013
	$254,282	$369,013

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

11.	Financial risk management (cont'd)

Fair value (cont'd)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2011 and December 31, 2010:

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$236,530	$-	$-

	As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,137,745	$-	$-

Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources. The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There were no changes in the Company's approach to capital management during the year ended December 31, 2011.

The Company is not subject to any externally imposed capital requirements.

12.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company’s assets are located in Canada.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first annual financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Mandatory exemptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company's IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of assets

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
	Note	GAAP	Transition	IFRS	GAAP	Transition	IFRS
ASSETS
Current assets
Cash and cash equivalents		$3,137,745	$-	$3,137,745	$813,736	$-	$813,736
Recoverable taxes		55,421	-	55,421	21,282	-	21,282
Other receivable		-	-	-	1,518	-	1,518
Prepaid expenses		110,287	-	110,287	38,844	-	38,844
		3,303,453	-	3,303,453	875,380	-	875,380
Non-current assets
Recoverable taxes		108,162	-	108,162	1,301,506	-	1,301,506
Reclamation deposits		187,900	-	187,900	187,900	-	187,900
Property, plant and equipment		39,959	-	39,959	54,414	-	54,414
Mineral Property
Interests		179,500	-	179,500	179,500	-	179,500
Deferred exploration costs	6	30,122,066	101,410	30,223,476	28,321,528	-	28,321,528
		30,637,587	101,410	30,738,997	30,044,848	-	30,044,848
TOTAL ASSETS		$33,941,040	$101,410	$34,042,450	$30,920,228	$-	$30,920,228

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of liabilities and shareholders' equity

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
	Note	GAAP	Transition	IFRS	GAAP	Transition	IFRS
LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$369,013	$-	$369,013	$285,527	$-	$285,527
		369,013	-	369,013	285,527	-	285,527
Non-current liabilities
Deferred Income Taxes	13 (c)	524,665	(164,771)	359,894	819,203	(266,761)	552,442
		524,665	(164,771)	359,894	819,203	(266,761)	552,442
TOTAL LIABILITIES		893,678	(164,771)	728,907	1,104,730	(266,761)	837,969

SHAREHOLDERS’ EQUITY
Share capital	13 (b)	43,399,177	4,023,237	47,422,414	39,562,338	4,023,237	43,585,575
Contributed surplus	13 (d)	5,183,894	(5,183,894)	-	4,569,349	(4,569,349)	-
Option reserves	13 (d)	-	5,183,894	5,183,894	-	4,569,349	4,569,349
Deficit	13 (b)(c)	(15,535,709)	(3,757,056)	(19,292,765)	(14,316,189)	(3,756,476)	(18,072,665)
TOTAL EQUITY		33,047,362	266,181	33,313,543	29,815,498	266,761	30,082,259
TOTAL LIABILITIES AND SHARESHOLDER’S EQUITY		$33,941,040	$101,410	$34,042,450	$30,920,228	$-	$30,920,228

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010

		Canadian	Effect of
	Note	GAAP	Transition	IFRS

Expenses
Amortization		$13,725	$-	$13,725
Consulting		750	-	750
Director fees		24,000	-	24,000
Investor relations		230,011	-	230,011
Legal and audit		86,598	-	86,598
Management fees		270,000	-	270,000
Office and general		317,488	-	317,488
Salaries and benefits		17,250	-	17,250
Stock-based compensation		365,144	-	365,144
Travel and promotion		139,080	-	139,080
		1,464,046	-	1,464,046

Other items
Write-down of equipment		4,731	-	4,731
Interest income		(51,175)	-	(51,175)
		(46,444)	-	(46,444)

Deferred income tax recovery	13 (c)	(198,082)	580	(197,502)

Net loss and comprehensive loss for the period		$1,219,520	$580	$1,220,100

Loss per share – basic and diluted		$(0.02)	$-	$(0.02)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of cash flows for the year ended December 31, 2010

		Canadian	Effect of
	Note	GAAP	Transition	IFRS

Operating activities
Loss before income taxes	13 (c)	$(1,219,520)	$(580)	$(1,220,100)
Adjustments for non-cash items:
Amortization		18,456	-	18,456
Stock-based compensation		365,144	-	365,144
Deferred income taxes		(198,082)	580	(197,502)
Deduct interest income relating to investing activity	13 (e)	-	(51,175)	(51,175)
Changes in non-cash working capital items:
Recoverable taxes		(34,139)	-	(34,139)
Miscellaneous receivable		1,518	-	1,518
Prepaid expenses		(71,443)	-	(71,443)
Trade payables and accrued liabilities		(43,430)	-	(43,430)
Net cash flows used in operating activities		(1,181,496)	(51,175)	(1,232,671)

Investing activities
Expenditures on deferred exploration costs		(1,635,699)	-	(1,635,699)
Mining tax credits		1,193,344	-	1,193,344
Expenditures on property, plant and equipment		(4,001)	-	(4,001)
Interest income	13 (e)	-	51,175	51,175
Net cash flows used in investing activities		(446,356)	51,175	(395,181)

Financing activities
Proceeds on issuance of common shares - net of share issue costs		3,951,861	-	3,951,861

Net cash flows from financing activities		3,951,861	-	3,951,861

Increase (decrease) in cash and cash equivalents		2,324,009	-	2,324,009
Cash and cash equivalents, beginning		813,736	-	813,736

Cash and cash equivalents, ending		$3,137,745	$-	$3,137,745

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Notes to reconciliations

(a)	Functional and presentation currency

IFRS requires that the functional currency of each entity in the consolidated Company be determined separately in accordance with the indicators as per IAS 21 “The Effects of Changes in Foreign Exchange Rates” and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Canadian dollars which is the Company’s presentation and functional currency.

(b)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with provisions of the CICA Emerging Issues Committee Abstract 146 "Flow-through Shares". At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders' equity. Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statement of operations.

IFRS does not contain explicit guidance pertaining to flow through shares. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through tax liability. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability is reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery. The Company has retroactively chosen to reverse the changes previously recorded in share capital under Canadian GAAP. This resulted in an increase of $4,023,237 in share capital and deficit.

(c)	Stock-based compensation

Under Canadian GAAP, stock based compensation capitalized to exploration and evaluation assets created a taxable temporary difference that gave rise to a deferred income tax liability. IFRS prohibits the recognition of a deferred tax assets or liability on the initial recognition of asset or liability acquired other than in a business combination provided the transaction affects neither accounting profit nor taxable profit. Therefore, the deferred tax liability and corresponding gross-up recorded when stock-based compensation was capitalized have been reversed. This resulted in a decrease of $266,761 in deferred income tax liability and deficit at January 1, 2010.

(d)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and broker warrants issued were recorded to contributed surplus. Under IFRS, these amounts have been reclassified as option reserves.

(e)	Interest income

Under Canadian GAAP, the Company classified interest income as operating activities. Under IFRS, interest income has been reclassified as an investing activity.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

14.	Subsequent events

In January 2012, the Company announced a non brokered private placement of up to 8.4 million units at a price of $0.18 per unit. Each unit will consist of one common share and one full share purchase warrant. Each warrant is exercisable into one common share at an exercise price of $0.25 within two years after closing of the transaction. Subsequent to December 31, 2011, the Company has received gross cash proceeds of $547,800 and issued 3,043,333 units.